PEAKSTONE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Note (1) Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

Peakstone Securities, LLC (the "Company") is an Illinois limited liability company established on February 17, 2011, and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulation Authority (FINRA) and the securities commissions of appropriate states. The Company received approval to operate as a licensed broker-dealer on March 2, 2012.

The Company's primary business is investment banking services, and it operates under the provisions of paragraph (k)(2)(i) of Rule 1 5c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Chicago, Illinois.

B. Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectability of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 30 days old.

C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Revenue Recognition

Investment banking revenue includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

E. Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, Members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for income tax has been provided for in the accompanying financial statements.

The Company is subject to the Illinois 1.5% replacement tax on income. There is no replacement tax for 2016.

PEAKSTONE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Note (1)   Nature of Operations and Summary of Significant Accounting Policies - Continued

F. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

G. New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

Note (2)   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2016, the Company had net capital of $31,036, which was $26,036 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.11 to 1.

Note (3)   Related Party

The Company has entered into an expense sharing arrangement with The Peakstone Group, LLC, an affiliated entity, for certain general and administrative expenses. The Company's share of expenses is calculated based on estimated usage. Allocated expenses under the agreement amounted to approximately $24,000 for the year ended December 31, 2016.

Note (4)   Concentrations of Credit Risk

Two customers accounted for all of the Company's investment banking revenue for the year ended December 31, 2016.

Note (5)   Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.